EXHIBIT G

March 29, 2004

James Chadwick
Managing Member
Pacific Coast Investment Partners LLC
12220 El Camino Real, Suite 400
San Diego, California 92130

RE: LASALLE BUSINESS CREDIT, LLC FINANCING PROPOSAL

Dear James:

We are pleased to advise you that LaSalle Business Credit, LLC ("LaSalle") will consider establishing a $115,000,000 credit facility for Workflow Management, Inc., a Delaware corporation and its subsidiaries (collectively "Borrower") to refinance its existing credit facilities and to provide for working capital requirements in the amounts and under the conditions outlined below. THIS PROPOSAL LETTER, HOWEVER, IS NEITHER A CONTRACT NOR AN OFFER TO ENTER INTO A CONTRACT NOR A COMMITMENT TO OBLIGATE LASALLE IN ANY WAY. THIS PROPOSAL LETTER IS SIMPLY AN INDICATION OF INTEREST AND DOES NOT CONSTITUTE A COMMITMENT OR UNDERTAKING TO PROVIDE FINANCING.

A.    Terms and Conditions of Loan

            The terms and conditions upon which LaSalle would propose to make available loans and other financial accommodations (the "Loans") to the Borrower are as follows:

      1.    Amount:

            The maximum overall Credit Facilities that would be available is $115,000,000 (the "Credit Facility" or "Credit Facilities"). The sublimits of the Credit Facility would be as follows:

            (A) Revolving Credit Line - $100,000,000 (the "Revolving Credit Facility")

                  a.    Drawings  under the Revolving  Credit  Facility would be
                        subject to a borrowing base (the "Borrowing Base")calculated as the sum of (a) up to 85% of the face value of eligible accounts receivable (due less than 60 days past the due date not to exceed 90 days from invoice date), but excluding contra accounts, affiliated receivables, certain cross-aged receivables and other accounts typically ineligible under credit facilities of this type and/or which in LaSalle's discretion do not constitute eligible accounts receivable and (b) the lesser of (i) an inventory cap to be determined by LaSalle following the completion of its due diligence or
                        (ii) the lesser of (A) up to 85% of the appraised net orderly liquidation value of Borrower's inventory or (B) up to 65% of the lower of cost or market value, as determined by LaSalle, of Borrower's eligible inventory (to be determined by LaSalle in its discretion). LaSalle, in its discretion, would be permitted to determine collateral eligibility requirements and to establish reserves from time to time against the Borrowing Base as is customary in credit facilities of this type.

                  b.    Letters of Credit

                        There will be a sub-line in an amount to be determined by LaSalle following the completion of its due diligence within the Revolving Credit Facility for documentary and standby letters of credit (the "Letters of Credit"). A reserve will be established against revolving availability in the aggregate face amount of all outstanding Letters of Credit as they may exist from time to time.

            (B)   Term Loan A ("Term Loan A")

                  Up to a $15,000,000 three year term loan with equal monthly principal amortization based upon a three year amortization. Term Loan A would be limited at closing to the lesser of (i) the sum of (A) up to 85% of appraised net orderly liquidation value of Borrower's machinery and equipment and (B) up to 65% of the fair market value of Borrower's owned real estate (if any) or (ii) $15,000,000.

      2.    Contract Term:

            The Term of the Loans (subject to earlier termination following acceleration) would be three years ("Initial Contract Term") and would automatically terminate at the end of the Initial Contract Term. LaSalle, in its sole and absolute discretion, may consider an extension of the contract at the end of the Initial Contract Term.

      3.    Repayment:

            All advances and readvances of funds by LaSalle to the Borrower shall be repayable in full upon the earlier of (a) LaSalle's demand due to a default by the Borrower under the terms and provisions of the definitive loan documents, which default remains uncured past any applicable cure periods, or, (b) the termination of the Loans as described in paragraph 2 or paragraph 5.

      4.  Interest Rates and Fees:

          a. Revolving Credit Facility - Reference Rate + 1.00%; Libor + 3.00%*

          b. Term Loan A               - Reference Rate + 1.00%; Libor + 3.00%*

          c. Letter of Credit          - 3.00% per annum on the average undrawn
                                         face amount of Letters of Credit
                                         payable monthly in arrears.

          d  Closing Fee               - $862,500 payable at the initial
                                         funding

          e. Collateral Management Fee - $100,000 Per Annum, plus per diem charges and audit expenses

          f. Unused Line Fee           - 37.5 basis points per annum, payable
                                         monthly

          g. Collection Days           - 1 Business Day

          h. Arrangement Fee             25 basis points of the entire amount
                                         of the Loans

          Interest on all Loans would be payable monthly on the average drawn balance outstanding on the Revolving Credit Facility and Term Loan A. The Reference Rate is defined as the Prime Rate publicly announced from time to time by LaSalle National Bank and is not necessarily the lowest rate offered by LaSalle National Bank. Interest on all Loans and other obligations and the letter of credit fees shall automatically increase 2% following the occurrence of a default by the Borrower under the terms and/or provisions of the definitive loan documents.

          The interest rates on the Revolving Credit Facility and Term Loan A as well as the Letter of Credit Fees will be adjusted quarterly (commencing six months following the closing) based on a performance pricing grid to be determined.

               * The LIBOR option Loans will be available for periods of one, two and/or three months payable at the end of each interest period. LIBOR borrowings must be in minimums of $1,000,000, in $100,000 increments above the minimum and there shall be an aggregate limit of six such borrowings outstanding at any one time under the Revolving Credit Facility and Term Loan A interest rate options provisions. No more than 90% of total loans shall be at LIBOR.

     5.   Termination Charge:

     The Borrower would be able to terminate the total Credit Facility at any time during the Initial Contract Period upon ninety (90) days prior written notice to LaSalle and by payment to LaSalle as provided in Section 3 hereof together with a termination charge as follows:

                      Year 1  -  2% of the total Credit Facility
                      Year 2  -  1% of the total Credit Facility
                      Year 3  -  1/2% of the total Credit Facility

      6.    Collateral:

            a. LaSalle would have a valid first priority security interest in all present and future tangible and intangible assets of the Borrower (the "Collateral").

            b.    Life insurance policies payable to LaSalle will be obtained on
                  the  key   members   of   operating   management   in  amounts
                  satisfactory to LaSalle.

            c. All facilities would be cross-collateralized, cross-guaranteed and cross-defaulted.

B.    Loan Documents:

      The Borrower would be required to execute and deliver to LaSalle such instruments, documents, certificates, opinions and assurances as LaSalle or its counsel might request in connection with funding the Loans on the basis outlined above and in connection with the Borrower's authority and capacity to accept the Loans (the "Loan Documents"). The Loan Documents would contain such representations, warranties, covenants, conditions and event of default as are normally contained in documents relating to loans similar to the Loans, including, but not limited to, the following:

      1.    Financial Statements:

            The Borrower would be required to furnish LaSalle with annual financial statements within ninety (90) days of its fiscal year-end, reported on without qualification by independent public accountants selected by the Borrower and acceptable to LaSalle. The Borrower will also submit monthly and quarterly internally prepared financial statements to LaSalle, in a form acceptable to LaSalle, within thirty (30) days of month end, in the case of monthly financial statements and forty-five (45) days of quarter end, in the case of quarterly financial statements.

      2.    Examinations and Inspections and Appraisals:

            LaSalle would have the right to make periodic examinations of the books and records of the Borrower and the Collateral. LaSalle would also have the right to have Collateral appraised at such times as LaSalle may require by such third party appraisers as LaSalle selects (the "Appraisal"). All such examinations, inspections and Appraisals would be at the Borrower's expense.

      3.    No Junior Liens:

            Other than the contemplated junior lien in favor of Silver Point Finance, LLC, or such other "Term B" lender as is acceptable to LaSalle, which shall be subordinated on terms and conditions satisfactory to LaSalle, the Borrower would not be permitted to obtain any other loans or other financing relating to the Collateral, or permit the Collateral to be subject to any other liens except as agreed to between the Borrower and LaSalle in writing.

      4.    Covenants:

            LaSalle would require certain covenants relating to tangible net worth, mergers, distributions and dividends, acquisitions and investments, liens, affiliate transactions, debt restrictions, capital expenditures, interest coverage, fixed charged coverage coverage, insurance, cash management etc. as are typically contained in documents relating to loans similar to the Loans.

            The Borrower would provide reporting as LaSalle may request, which may include, but not be limited to: (i) daily sales, collections and credits; (ii) monthly accounts receivable agings and reconciliations; (iii) inventory summary by category and location,
            (iv) accounts payable agings and (v) borrowing base certificates. The Borrower would also provide financial projections on an annual basis.

      5.    Interest Rate Protection:

            On or before 30 days following the closing of the Credit Facilities, Borrower shall establish and maintain an interest rate collar, hedge or similar agreement to limit the interest payable by Borrower with respect to the Loans, which shall cover a portion of the Loans acceptable to LaSalle and shall otherwise be on terms and conditions acceptable to LaSalle.

C.    Conditions of Funding

      PLEASE NOTE THAT THIS PROPOSAL LETTER IS AN EXPRESSION OF INTEREST AND IS NOT A BINDING COMMITMENT OF LASALLE, NOR DOES IT DEFINE ALL OF THE TERMS AND CONDITIONS OF THE FINANCING, BUT IS A FRAMEWORK UPON WHICH THE DOCUMENTATION FOR THIS TRANSACTION WOULD BE STRUCTURED, AND IS A BASIS FOR FURTHER DISCUSSION AND NEGOTIATION OF THE TERMS AS MAY BE APPROPRIATE.

      LaSalle's   obligation  to  fund  the  Loans  would  be  conditioned  upon satisfaction of conditions set forth in the Loan Documents which would include without limitation, the following matters.

      1.    Business Review

            The credit would be subject to due diligence review of the business and financial affairs of the Borrower and its management.

      2.    No Material Adverse Change:

            There would be no material adverse change in the business, assets, liabilities, operations, financial condition or prospects of the Borrower in the opinion of LaSalle.

      3.    No Default:

            Other than the technical defaults which may arise under the terms of Borrower's existing borrowings, there would exist no material default in any of the Borrower's obligations or in the Borrower's compliance with any applicable legal requirement.

      4.    Opinion of Borrower's Counsel:

            LaSalle would have received opinions, satisfactory in content to LaSalle, of the Borrower's legal counsel and its special counsel that the Loan Documents are legal, binding and enforceable in accordance with their terms and that LaSalle has a perfected security interest in the Collateral. Such opinions would also cover such other matters as LaSalle may reasonably request.

      5.    Pre-Closing Examination:

            LaSalle shall have received the results of a pre-closing LaSalle examination and such results shall be satisfactory to LaSalle.

      6.    Third Party Waivers:

            Satisfactory  landlord  waivers (and similar waivers from landlords'
            mortgagees) on any applicable premises and all such other appropriate third party and governmental waivers and consents as may be required.

      7.    Insurance Coverage:

            The Borrower would be required to submit to LaSalle satisfactory evidence of insurance on its assets, as well as other business insurance LaSalle may reasonably require, together with satisfactory Lender's/Mortgagee loss payable endorsements in favor of LaSalle and insurance certificates naming LaSalle as additional insured.

      8.    Minimum Closing Net Availability:

            On the Closing Date, and after giving effect to the transactions contemplated by this proposal letter and the Loan Documents, the

            Minimum Closing Net Availability of the Borrower shall not be less than an amount determined by LaSalle. For purposes of this proposal letter Minimum Closing Net Availability shall mean an amount equal to (a) Borrower Availability under the Revolving Credit Facility plus (b) unrestricted cash held by Borrower, minus (b) the sum of
            (i) the unpaid aggregate balance of loans outstanding under the Revolving Credit Facility on the Closing Date (ii) all sums due and owing to trade creditors which remain outstanding beyond normal trade terms and (iii) payment of all fees, costs and expenses associated with the refinancing of Borrower and termination of the currently contemplated going-private transaction.

      9.    Projections and other Financial Statements:

            Monthly financial projections for the first twelve (12) months subsequent to the forecasted Closing Date shall be prepared by the Borrower and submitted to LaSalle prior to commencement of the LaSalle examination. LaSalle shall have received all other financial statements of Borrower LaSalle deems necessary.

      10.   Committee Approval:

            Final written approval by LaSalle's Credit Committee of the Credit Facilities.

      11.   Reports:

            LaSalle shall have received all environmental reports, surveys, flood zone certifications, certificates of occupancy and title insurance commitments as LaSalle may require with respect to Borrower's real estate, all of which shall be acceptable to Bank.

      12.   Other Debt:

            The loan documents relating to all other indebtedness owing by the Borrower after the Closing Date shall be reviewed by LaSalle's counsel, the terms and conditions of which shall be satisfactory to LaSalle.

      13.   Board and Shareholder Consent:

            The Credit Facilities shall be approved by Borrower's Board of Directors and required Shareholders.

      14.   Capital Structure:

            The capital structure of the Borrower must be satisfactory in all respects to LaSalle and must include an infusion of $30 million of new equity capital on terms and conditions satisfactory to LaSalle. The Borrower shall have adequate capital and liquidity to operate its business on a going forward basis.

      15.   Appraisals:

            LaSalle shall have received appraisal reports for real estate, equipment and inventory based on acceptable valuation definitions and prepared by appraisers acceptable to LaSalle. Such appraisal reports are to be paid for by the Borrower.

      16.   Background Investigations:

            LaSalle  shall  have  received  background   investigations  on  key
            operating management as prepared by an investigator acceptable to LaSalle. The reports will be paid for by the Borrower.

      17.   Lockbox, Blocked Account and Cash Management:

            In order to facilitate the administration of the Credit Facilities and LaSalle's security interest in LaSalle's assets, Borrower shall set up its main depository account at LaSalle Bank National Association. In addition, Borrower shall have procured, and will be required to maintain and pay for a Lockbox and Blocked Account for receipt of all collections at LaSalle. The Borrower will be required to obtain all necessary documents reasonably satisfactory to LaSalle.

      18.   Environmental:

            LaSalle shall be satisfied that there are no existing environmental liabilities that may have an adverse impact on the financial condition or prospects of the Borrower.

      19.   Term B Facility:

            Borrower shall have obtained from Silver Point Finance, LLC (or another financing source acceptable to LaSalle) a term loan b in an amount not less than $60,000,000 which shall be on terms and conditions acceptable to LaSalle in its sole and absolute discretion.

      20.   Syndication Market:

            The absence of any material disruption of, or material adverse change in conditions in, the financial, banking or capital markets that LaSalle, in its reasonable discretion, deems material in connection with the syndication of the Loans.

D.    Miscellaneous

      1.    Assignment:

            Any commitment issued by LaSalle would not be assignable by the Borrower by operation of law or otherwise without LaSalle's prior written consent.

      2.    Broker's Fees:

            The Borrower would agree to indemnify LaSalle and hold LaSalle harmless regarding any claim from any broker or similar person for a fee arising out of this transaction.

      3.    Expenses:

            All out-of-pocket expenses incurred by LaSalle in connection with committing to and/or closing the Loans, and the transactions contemplated thereby, including, but not limited to, fees and disbursements of counsel, principal background reports and audit fees would be payable by the Borrower whether or not the Loans, or any portion thereof, are funded. This obligation would survive the expiration or termination of any commitment.

      4.    Approval of Documents:

            All instruments and documents required hereby or relating to the Borrower's capacity and authority to make the Loan and to execute the documents relating thereto and such other documents, instruments, certificates, opinions and assurances as LaSalle may reasonably request, and all procedures in connection herewith would be subject to LaSalle's approval and the approval of LaSalle's counsel as to form and substance.

      5.    Confidentiality:

            This proposal letter is delivered with the understanding that without our prior written consent, neither it nor its substance shall be disclosed to any third person other than Borrower or its shareholders, and those who are in confidential relationships to the Borrower or its shareholders (such as legal counsel, accountants, and other professional advisors), or as may be required by law.

      6.    Syndication/Participants:

            LaSalle intends to act as arranger to form a group of lenders for which LaSalle will act as the administrative agent and sole arranger in connection with the Credit Facility. To assist LaSalle in its syndication efforts, you agree to provide upon its request all information reasonably deemed necessary by LaSalle to successfully complete the syndication of the Credit Facility. You authorize LaSalle to commence syndication efforts immediately and agree to actively assist LaSalle in achieving a syndication that is satisfactory to LaSalle and Borrower. LaSalle reserves the right in consultation with Borrower to allocate the commitments offered by the Lenders. In the event the Credit Facilities cannot be successfully syndicated under the terms outlined in this proposal letter, Borrower agrees that LaSalle shall be entitled, in consultation with Borrower, to change the terms set forth herein to the extent LaSalle deems necessary to ensure a successful syndication. This proposal letter shall be deemed to be amended to incorporate such changes. This paragraph shall survive the closing of the Credit Facilities.

      7.    Closing:

            Scheduled closing of the Credit Facilities is to occur concurrently with the closing of the proposed "Term B" loan and issuance of at least $30 million of new equity securities by Borrower both on terms approved by LaSalle, but in no event later than April 30, 2004.

In consideration of LaSalle's issuance of this proposal letter, Borrower shall deliver to LaSalle, upon Borrower's execution of this proposal letter, a nonrefundable work fee (the "Work Fee") of $150,000.

Borrower understands that all out of pocket costs and expenses (including legal fees of LaSalle's counsel to document, negotiate and syndicate the Credit Facilities as well as to collect any amounts due and owing by Borrower to LaSalle under the terms of this proposal letter) incurred by LaSalle during its due diligence, structuring of the Credit Facilities and syndication of the Credit Facilities will be borne by Borrower and will be paid when LaSalle is invoiced for those expenses and will include but not be limited to due diligence, field examinations, appraisals, environmental reviews and audit travel costs as well as background checks. Upon the execution of this proposal letter by Borrower, LaSalle will require a deposit of $100,000 (the "Initial Deposit") and may request additional deposits as appropriate during due diligence and legal documentation (together with the Initial Deposit, the "Deposit"). All legal fees or other expenses incurred by LaSalle in connection with the proposed financing transaction described herein will be borne by Borrower regardless of whether or not the transaction closes. In addition, any legal fees incurred by LaSalle to collect any amounts due to LaSalle by Borrower under the terms of this proposal letter will be borne by Borrower regardless of whether the transaction closes. This paragraph shall survive the termination of this proposal letter.

Borrower agrees to indemnify LaSalle, its employees, agents, officers, directors, attorneys affiliates and advisors (each, an "Indemnified Party") with respect to any third party all losses, claims, damages, liabilities and expenses (including, without, limitation, legal fees) arising out of or in connection with any matters related to this proposal letter or any of the transactions contemplated hereby, except to the extent a court of competent jurisdiction by final non-appealable order holds that such claims arose out of such Indemnified Party's gross negligence or willful misconduct and Borrower further agrees that in any action arising from an alleged breach of this proposal letter the only damages that may be sought are those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special or punitive damages or lost anticipated profits is hereby waived. This paragraph shall survive the termination of this proposal letter.

This proposal letter will be governed by the laws of the State of New York (without regard to the conflicts of laws thereof). THE PARTIES HERETO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF THIS PROPOSAL LETTER.

If the proposed financing arrangements are consummated, the amount of the Deposit and the Work Fee in excess of audit, legal, any third party investigations and appraisals, and out-of-pocket expenses will be applied to the Closing Fee. If the proposed financing arrangements are not consummated due to LaSalle's decision not to approve the Credit Facilities, then the Deposit, in excess of audit, legal, any third party investigations and appraisals, and out-of-pocket expenses, will be returned by LaSalle to Borrower. If the proposed financing arrangements are not consummated for any other reason whatsoever then LaSalle will be entitled to retain all unused portions of the Deposit.

This Proposal expires and is of no force and effect unless accepted by Borrower together with delivering to LaSalle the Work Fee, the Initial Deposit and this signed proposal letter on or before 5:00 p.m. (New York time) on April, 2, 2004.

Very truly yours,


Anthony J. Veith
Senior Vice President
LASALLE BUSINESS CREDIT, LLC

Accepted by Workflow Management, Inc.

Name:  _____________________________

Title: _____________________________

Date:  _____________________________